Filed pursuant to Rule 433

Dated August 5, 2025

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated August 5, 2025 and the

Prospectus dated March 1, 2024

Registration No. 333-277563

Essential Utilities, Inc.

$500,000,000 5.250% Senior Notes due 2035

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement, dated August 5, 2025, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”), and (ii) the related base prospectus dated March 1, 2024, included in the Registration Statement (File No. 333-277563), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Essential Utilities, Inc. (the “Issuer”)

Expected Ratings of Securities (Moody’s / S&P)*:	Baa2 (Negative) / BBB+ (Stable)

Trade Date:	August 5, 2025

Settlement Date**:	August 7, 2025 (T+2)

Title of Securities:	5.250% Senior Notes due 2035 (the “Notes”)

Principal Amount:	$500,000,000

Maturity Date:	August 15, 2035

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2026

Record Dates:	February 1 and August 1

Coupon:	5.250% per annum

Benchmark Treasury:	4.250% due May 15, 2035

Benchmark Treasury Price and Yield:	100-11 / 4.206%

Spread to Benchmark Treasury:	T + 107 basis points

Yield to Maturity:	5.276%

Public Offering Price:	99.798% of principal amount

Net Proceeds (After Deducting Underwriting Discount and Before Offering Expenses):	$495,740,000

Optional Redemption:	The Notes may be redeemed, in whole or in part, at any time prior to May 15, 2035 (three months prior to maturity) at the greater of par and make-whole at Treasury Rate plus 20 basis points; par call at any time on or after May 15, 2035.

CUSIP/ISIN:	29670G AK8 / US29670G AK85

Joint Bookrunners:	BofA Securities, Inc. Wells Fargo Securities, LLC Huntington Securities, Inc. PNC Capital Markets LLC Barclays Capital Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	Citizens JMP Securities, LLC Janney Montgomery Scott LLC Loop Capital Markets LLC Robert W. Baird & Co. Incorporated

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request them by calling BofA Securities, Inc. toll free at 1-800-294-1322, Wells Fargo Securities, LLC toll free at 1-800-645-3751 or Huntington Securities, Inc. at 614-480-5425.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.